January 2006 2006 CEO Forum www.posco.com EX-99.1 CEO FORUM - POSCO'S OPERATING RESULTS FOR 2005

I. 2005 Operating Results II. Steel Industry Overview III. Mid-term Business Strategies The figures provided in this presentation are based on unaudited financial statements. Certain numbers may be presented differently once audited and the company takes no responsibility and accepts no liability for such changes.

28.9 30.2 Production & Sales Steel Production Sales of Products (mm tons) (mm tons) 30.5 Sales of Strategic Products 2003 2004 2005 ?? 29 29.5 30 8.9 10.8 (mm tons) 12.5 34.7% 40.6% 48.4% 2003 2004 2005 500 2500 2900 3100 2700 3100 3200 14.0 14.9 14.8 15.4 15.0 15.5 1H 2H 2003 2004 2005 500 2500 2900 3000 2700 3100 2900 13.8 14.4 14.3 14.9 14.2 14.5 28.2 29.2 28.7 1H 2H % of Sales 2005 Operating Results

Revenue Operating & Net Income (KRW bn) (KRW bn) Profitability 2005 Operating Results 2003 2004 2005 500 2400 3000 3700 2600 3500 3800 6,788 7,571 9,039 10,753 11,034 1H 2H 14,359 19,792 21,695 10,661 2003 2004 2005 500 2100 3300 4000 1078 1500 2300 3,059 5,054 1,981 3,826 4,013 Operating Income Net Income 5,912

2003 21.3 25.5 6,500 4,519 31.5 32.8 Operating Margin EBITDA & EBITDA Margin (%) (KRW billion,%) 27.2 Equity/Total Assets (%) 70.4 75.4 Return on Equity 16.2 26.3 (%) 80.7 22.5 2004 2005 2003 2004 2005 2003 2004 2005 2003 2004 2005 Financial Ratios 2005 Operating Results 7,393 34.1

2005 Operating Results

Major Business Activities

POSCO India Project

1st Stage Plan (approved by BOD : Dec '05)

- **Construction of Integrated Steel Mill (~ Dec '10)**
  - Location: Jagatsinghpur in the state of Orissa
  - Capacity: 4 mm tons of crude steel (FINEX 2 mm tons× 2 plants)
  - Products : Hot rolled coil 2.5 mm tons, slab 1.5 mm tons
  - Capex : U$ 3.7 bn
- **Development of Exclusive Mine (~ Jan '10)**
  - Location : Keonjhar, Sundargarh (290 km from steel mill)
  - Prospecting of 600 mm tons of iron ore (20 mm tons x 30 years)
- **Construction of related Infrastructure**
  - Port (for carrying vessels with 100k tons of raw materials), railroad (50 km) and water-supply facilities etc.
- **Timetable**
  - '05 : MOU (Jun) & established subsidiary (Aug)
  - '06 : Obtain Prospecting License (Mar) & complete purchase of land site (Sept)

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? Facilities Investments ? Automotive Sheet Lines - Construct Gwangyang No.5 CGL : 1.4 ^ 1.9 mm tons - Expand TWB Facility : Capacity 3.9 ('05) ^ 5.5 ('06) ^ 6.7 mm sheets ('07) Expand production of premium Electrical sheet (~ Mar. '07) - GO Capacity 80^200K tons/year Rationalization of #2 Plate for shipbuilding & premium API steel - Increased Plates Capacity 1.8 ^ 2.1 mm tons/year ? Construction of #1 FINEX Plant (Aug '04 ~ Dec '06) - Capacity: 1.5 mm tons/year, 46% completion ? Construction of Strip Casting Demo Plant (Aug '04 ~ Jun '06) - Capacity: 600K tons/year, 94% completion ? Capacaity Increase : 460k tons/year ? Capacity Expansion for Premium Strategic Products ? Commercialize New Technology ? Revamp No.2 Blast Furnace (Gwangyang) 2005 Operating Results Major Business Activities (Cont'd)

Major Business Activities (Cont'd)

2005 Operating Results

Investment in Energy Business

Construction of LNG Terminal

- Stable, economic procurement of LNG to meet environmental regulations (Capacity: 1.7 mm tons/year)
- Contract for direct import of LNG : 550k tons/year for 20 years from '05 (Cost saving of KRW 60bn p.a. expected)

Part Acquisition of KIECO (Currently POSCO Power)

- Largest domestic private power plant (capacity : 1,800MW)
- Stable profit and synergies with LNG terminals

Investment of Raw Materials

Joint Investment in Overseas Mines

- Iron ore : 5.5% ownership of Jack Hills mine in Australia
- Coals : 5% of Carborough Downs and 5% of Glennies in Australia, 2.5% of Elkview in Canada
- Nickel : 49% of Mine & Smelting Plant in New Caledonia

Increased Long-term Contracts for Main Raw Materials

- Iron ore : 88% ('03) → 90% ('04) → 91% ('05)
- Coals : 56% ('03) → 61% ('04) → 69% ('05)

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2005 Operating Results

Major Business Activities (Cont'd)

- **Listing Shares on Tokyo Stock Exchange**
  - Enables 24hr global trading of POSCO shares
  - 31% of total outstanding shares listed in overseas indexes (NYSE/LSE 27%, TSE 4%)

- **Outsourcing to Improve Human Resource Structure**
  - 8 areas including roll maintenance/ raw materials unloading

- **Highest Credit Rating Among Global Integrated Steel Producers**
  - Moody's rating upgraded : A3 (Stable) → A2 (Stable) in July
  - S&P outlook upgraded : A- (Stable) → A- (Positive) in October

- **Hosting of the IISI* Convention**
  - Steel industry professionals from 35 countries
  - Main Topic : Adding value to the World

*IISI : International Iron & Steel Institute

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? Treasury stock purchase and/or cancellation for the last 5 years - Purchased and retained 2% treasury stocks in '05 ? Treasury Shares (000 shares) Purchase Cancellation Retention 2001 - 2,891 11,663 2002 - 2,808 8,221 2003 1,816 1,816 7,346 2004 1,779 1,779 5,771 2005 1,744 - 6,189 Total 5,339 9,294 < Buy Back / Cancellation of Treasury Shares > ? Maintain stable dividend payout in long-term ? Dividends 2001 2002 2003 2004 2005 2,500 500 3,500 1,000 6,000 1,500 2,000 8,000 8,000 < Annual Dividend Payout > 500 Interim dividend Treasury Shares & Dividends (KRW) ? Dividend Payout for '05 (tentative) - KRW 8,000 per share · Includes KRW 2,000 interim dividend - Dividend yield : 3.96% 2005 Operating Results

I. 2005 Operating Results II. Steel Industry Overview III. Mid-term Business Strategies

Focusing More on Premium Products due to Intensified Competition in Commodity Steel Market Growing Dominance of Suppliers - 3 iron ore suppliers 76%, 5 coal suppliers 62% vs. top 5 steel makers 19% Competitiveness of Steel Makers with Captive Mines Increased Consolidation moving from Regional to Economic Blocs - 4~5 large producers (+100 mm ton capacity) to emerge in 10 years - Top 5 to account for 40~50% of global market share (A.T. Kearney '05) A More Oligopolistic market may cause more competition New Trends of the Steel Industry Steel Industry Overview Consolidation / Increase in Size Competition for Raw Materials Polarization of Premium / Commodity Steel

Chinese Steel Industry Overview Overflow expected from Excessive supply Government Policy expected to Accelerate Restructuring Steel Industry Overview Price cut by domestic majors : some prices below cash cost New Steel Policy (July '05) - Capacity expansion under control, encouragement of consolidations among existing mills '06 Industrial Restructuring Guideline (Dec '05) - Gradual closing of small-scaled, outdated facilities (Unit: MM tons, Steel products) Source : Chinese association of steel manufacturers ('02~1H '05), POSRI (2H '05,'06) '02 '03 '04 '05(E) '06(F) 192 236 296 434 403 372 311 271 212 366 Supply ^20 ^35 ^15 ^6 +31 Demand

Domestic Steel Overview Stable Growth of Steel Consumption Ship building : High Value-added Vessels - Volume (000GT) : 15,143 ('04) ^ 16,941 ('05) ^ 16,790 ('06) Automobile : Domestic sales / exports to grow - Production volume (000Units): 3,469 ('04) ^ 3,603 ('05) ^ 3,739 ('06) Home appliances : High-quality, premium products - Production volume (trillion): KRW 34.0 ('04) ^ 33.5 ('05) ^ 34.5 ('06) Construction : New town projects, etc. - Investments (trillion) : KRW 117.7 ('04) ^ 119.0 ('05) ^ 122.1 ('06) ( POSRI, '05.10) '04 '05(E) '06(F) YoY change(%) Nominal consumption 47,218 47,276 48,213 2.0 Production 54,696 54,945 56,902 3.6 Export 15,090 15,764 16,114 2.2 Import 7,612 8,095 7,426 ^8.3 ( 000 tons) ? Downstream Industry continue to grow Steel Industry Overview

I. 2005 Operating Results II. Steel Industry Overview III. Mid-term Business Strategies

Main Strategies ? Pursue Global Growth ? Secure Technological Leadership ? Enhance Cost Competitiveness ? Innovate Corporate Culture Mid-term Business Strategies

? Targeting Global Production of 50 mm tons Domestic capacity of 35 mm tons, focusing on quality growth ('08) - Facility investment to upgrade quality of all products - Investment in capacity expansion Overseas capacity of 15 million tons ('10) - Construction of steel plant in India (12 mm tons on completion) Mid-term Business Strategies Global Growth ? New Businesses for Future Growth Engines Magnesium Sheet - Future growth area (Mobilization of electronic appliances, etc.) - Successful Pilot production by unique technology/process development Fuel Cell - Technology partnerships to commercialize

? Shift to Premium Steel Production/Sales Structure ? Development of Innovative Technology ? Commercialization of FINEX Technology ('06) - Achieve manufacturing cost equivalent to that of a 3 mm ton capacity furnace ? Develop Technology to Commercialize Strip Casting - Complete demo plant and develop key technologies for commercialization ? 80% of Strategic Products ('08) Technological Leadership Mid-term Business Strategies 13 14 80% '05 '06 '08 62% 17 '07 48% 52% Strategic products (Share in total sales) 24 mm tons * Strategic Products: Products selected for future competitiveness(profitability and marketability), manufacturing technology, and potential effect on related industries

Cost Competitiveness / Culture Improve Cost Structure ? Target cost savings : KRW 1 trillion over the next 3 years Secure Raw Materials for 50 mm ton Target Capacity ? Purchase from mines investing : 15%('05) ^ 30%('10) Secure Global Competitiveness ? Outsourcing, automation and shared service centers ? Enhance Innovative Capabilities through 6 Sigma ? Implement 6 Sigma across the board (Customer) ? Strengthen Consolidated-based Management ? Maximize Synergy between steel, energy, construction and IT Mid-term Business Strategies

???? ????/???? ??? ??? 74 18 8 Domestic Steel 72% Raw Material & Overseas Steel 20% Energy,etc 8% ????? Capacity Expansion ???? ???? ??/???? 2.5 1.8 0.7 2.2 0.5 Environmental/ Recurring Investments 6% 2) Capacity Expansion : Investment for 34 mm tons Capacity (FINEX, BF Revamp,etc) 1) Product Upgarde : Investment for Strategic Products (No. 6 CGL, Electrical Sheet Line etc) Mid-term Investments Mid-term Business Strategies ? Total Investment of KRW 11.7 tr ('06 ~ '08) Products Upgrade 1) 32% Capacity Expansion 2) 23% Cost Saving 10% Maintenance 29% * POSCO stand-alone basis

The data above represents the Company's internal objectives, and should not be used as a basis for investment decisions 2006 Business Plan 2005 2006(F) Crude Steel Production (mm tons) 30.5 30.1 - Consolidated Production 31.4 31.2 Sales Volume (mm tons) 28.7 29.0 Revenue (KRW tr) 21.7 19~20 - Consolidated Revenue 26.3 24~25 ? CAPEX (KRW tr) 3.7 3.9

January 2006 2006 CEO Forum www.posco.com